Exhibit 99.1

ASX/Media Release

Immutep Global Webcast

to Present New Data from 2020 ASCO Annual Meeting

SYDNEY, AUSTRALIA – 27 May 2020 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) will host a global webcast on Tuesday 2 June 2020 at 7.30am, Australia Eastern Standard Time (AEST) / Monday 1 June 2020 at 5.30pm, Eastern Daylight Time (EDT).

CEO Marc Voigt, CSO and CMO, Dr Frederic Triebel and Director Clinical Development, Christian Mueller will provide an overview of the data from its ongoing Phase II TACTI-002 study and the first interim data from its ongoing INSIGHT-004 Phase I clinical trial, as presented via virtual posters at the 2020 American Society of Clinical Oncology (ASCO) Virtual Annual Meeting followed by analyst Q&A.

Webcast Details

Date & Time:	Tuesday 2 June 2020 at 7.30am, Australia Eastern Standard Time (AEST)
/ Monday 1 June 2020 at 5.30pm, Eastern Daylight Time (EDT)

Register:	Interested parties can register via a link to the webcast on the Company’s website or via the following link:
https://fnn.webex.com/fnn/onstage/g.php?MTID=e3e12b8438e569f2d7fa58d006d6e1163

Questions:	Investors are invited to submit questions in advance via immutep@citadelmagnus.com.

A replay of the webcast will be available after the event at www.immutep.com.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein (LAG-3Ig) based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinicaltrials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

This announcement was authorised for release by the CEO of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889